Exhibit 99.1

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:	Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company: ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

2.	Name of scheme: ROYAL & SUN ALLIANCE EXECUTIVE SHARE OPTION SCHEME (FORMERLY ROYAL & SUN ALLIANCE 1989 EXECUTIVE SHARE OPTION SCHEME; ROYAL & SUN ALLIANCE 1996 EXECUTIVE SHARE OPTION SCHEME)

3.	Period of return: From 1 July 2005 to 31 December 2005

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme:	7,060,203 ORDINARY SHARES OF 27.5p EACH

5.	Number of shares issued/allotted under scheme during period:	0 ORDINARY SHARES OF 27.5p EACH

6.	Balance under scheme not yet issued/allotted at end of period:	7,060,203 ORDINARY SHARES OF 27.5p EACH

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	5,841,121 ORDINARY SHARES OF 25p EACH LISTED OCTOBER 1996 7,000,000 ORDINARY SHARES OF 27.5p EACH LISTED 9 JULY 2001 (LISTED UNDER THE NAME "ROYAL & SUN ALLIANCE EXECUTIVE SHARE OPTION SCHEME")

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 2,935,117,294 ORDINARY SHARES OF 27.5p EACH

Contact for queries:	Address: 9th FLOOR, ONE PLANTATION PLACE, 30 FENCHURCH STREET, LONDON EC3M 3BD

Name: John Sadler	Telephone: 020 7111 7071

Person making return	Name: JOHN SADLER

Position: ASSISTANT COMPANY SECRETARY